EXHIBIT 99.1

PRESS RELEASE [for release on July 22, 2021, at 8:00am EST]

Borqs Technologies Forms Joint Venture to Develop 1.9 million sq.ft., $110 million 5G Industrial Park Project in Huzhou, China

Santa Clara, California, July 22, 2021 – Borqs Technologies, Inc. (Nasdaq: BRQS, “Borqs”, or the “Company”), a global provider of embedded software and products for the Internet of Things (IoT) and a portfolio company of Qualcomm Technologies, today announced that the Company, through a joint venture with the Huzhou, China government, is receiving bids from several real estate developers to build out a 1.9 million sq.ft., US$110 million 5G Industrial Park in Huzhou, China. The US$110 million value includes the Company’s 1.7 million sq.ft. of land-use rights granted Borqs by the Huzhou South Taihu New Area government. The development will include a research and office complex, manufacturing facilities, convention center and hotels.

Borqs is targeting its leasing efforts at cutting-edge technology companies and is actively in discussions with companies in robotics, auto-drive software, artificial intelligence for health inspection, remote controlled security systems, sensor technologies for smart cities, and incubators for various 5G technologies.

The Borqs JV entity with the Huzhou authorities is authorized to manage the development project and is expected to retain between 20% to 30% ownership of the facilities. The developer bidding and selection process is expected to conclude in the third quarter.

About Huzhou South Taihu New Area of Zhejiang province, China

The South Taihu New Area of Huzhou City was officially established on June 2, 2019 and is one of the four new areas established by the provincial government. It is located in the northern part of Zhejiang Province at the south shore of the Taihu Lake, with a total planning area of 225 square kilometers. Accessible by high speed railway and five express highways, the area is also connected with the inland water transportation channels in China. There are four international airports around the new area, including Hongqiao and Pudong in Shanghai, Xiaoshan in Hangzhou and Lukou in Nanjing.

About Borqs Technologies, Inc.

Borqs Technologies is a global leader in software and products for the IoT, providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. Borqs has achieved leadership and customer recognition as an innovative end-to-end IoT solutions provider leveraging its strategic chipset partner relationships as well as its broad software and IP portfolio.

Borqs’ unique strengths include its Android and Android Wear Licenses which enabled the Company to develop a software IP library covering chipset software, Android enhancements, domain specific usage and system performance optimization, suitable for large and low volume customized products. The Company is also currently in development of 5G products for phones and hotspots.

Forward-Looking Statements and Additional Information

This press release includes “forward-looking statements” that involve risks and uncertainties that could cause actual results to differ materially from what is expected. Words such as “expects”, “believes”, “anticipates”, “intends”, “estimates”, “predicts”, “seeks”, “may”, “might”, “plan”, “possible”, “should” and variations and similar words and expressions are intended to identify such forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements relate to future events or future results, based on currently available information and reflect our management’s current beliefs. Many factors could cause actual events or results to differ materially from the events and results discussed in the forward-looking statements, including the possibility that real estate development projects as mentioned may not be successfully negotiated to the advantage of the Company or completed to the extent intended or at all, and the negative impact of the COVID-19 pandemic on the Company’s supply chain, revenues and overall results of operations, so the reader is advised to refer to the Risk Factors sections of the Company’s filings with the Securities and Exchange Commission for additional information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements. Except as expressly required by applicable securities law, the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Sandra Dou
Vice President of Corporate Finance
Borqs Technologies, Inc.
sandra.dou@borqs.net
www.borqs.com

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